UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

MagStar Technologies, Inc.

(Name of Issuer)

Common Stock, $.1875 par value
Series A Convertible Preferred Stock, $.1875 par value

(Title of Class of Securities)

559774 10 4 (Common Stock)

(CUSIP Number)

Jon L. Reissner

MagStar Technologies, Inc.

410 11th Avenue South

Hopkins, Minnesota 55343

(952) 935-6921

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559774 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Activar Inc. Federal ID# 41-1335237

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,812,500 (includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,812,500 (includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,812,500 (includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard F. McNamara

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
3,130,000 shares(includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock and 60,000 options to purchase common which vest within 60 days and 250,000 shares issuable upon exercise of a warrant to purchase Common Stock)

	8.	Shared Voting Power -0-

9.

Sole Dispositive Power
3,130,000 shares(includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock and 60,000 options to purchase common which vest within 60 days and 250,000 shares issuable upon exercise of a warrant to purchase Common Stock)

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person - 3,130,000 shares(includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock and $60,000 options to purchase which vest within 60 days and 250,000 warranty to purchase Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, $.1875 par value per share (the "Common Stock"), of MagStar Technologies, Inc., a Minnesota corporation ("MagStar").  The address of the principal executive offices of MagStar is 410 11th Avenue South, Hopkins, Minnesota 55343.

Item 2.	Identity and Background
(a) This statement is filed by and on behalf of Activar, Inc. ("Activar")and R.F. McNamara ("McNamara"). Activar and McNamara are sometimes collectively referred to herein as the "Reporting Persons."
(b) The principal business and office address of Activar is 7808 Creekridge Circle, Suite 200, Minneapolis, Minnesota 55439. Activar is a Minnesota corporation.
(c) McNamara is the sole owner of Activar and his business address is 7808 Creekridge Circle, Suite 200, Minneapolis, Minnesota 55439. McNamara is a director of the Issuer.
(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) McNamara is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable

Item 4.	Purpose of Transaction
Not applicable

Item 5.	Interest in Securities of the Issuer
(a) As of December 31, 2004, each of the Reporting Persons beneficially owned the following amounts of Common Stock (the percentages shown are based upon 9,040,173 shares of Common Stock outstanding)

1.  Activar beneficially owns 2,187,500 shares of Common Stock and 625,000 shares of the Series A Stock for an aggregate of 2,812,500 shares (29.1%). McNamara has voting power and dispositive power with respect to these shares.

2.  McNamara beneficially owns 3,130,000 shares of the Common Stock, including 625,000 shares of the Series A Stock and 2,187,500 shares of Common Stock held by Activar, options to purchase 60,000 shares of common stock which vest within 60 days, and warrants to purchase 250,000 shares of Common Stock (31.4%).McNamara has voting power and dispositive power with respect to these shares.

(b) Except as otherwise provided in this Item,each of the Reporting Persons disclaims beneficial ownership in the shares owned by the other Reporting Persons.
(c) None of the Reporting Persons has effected any transactions in the Common Stock or Series A Stock of MagStar during the past 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which has been incorporated by reference as Exhibit 1 to this Schedule 13D and is incorporated herein by this reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of MagStar.

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005	ACTIVAR, INC.

	By:	/s/ James L. Reissner
James L. Reissner
President

Date: February 11, 2005	/s/ Richard F. McNamara
Richard F. McNamara